Exhibit 12.1
NEUROGEN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands)

	For the Years Ended December 31,					Three Months Ended
	2002	2003	2004	2005	2006	March 31, 2007
Earnings:
Loss before income taxes	$(23,979)	$(31,924)	$(18,901)	$(37,513)	$(55,081)	$(19,391)
Plus: Fixed charges	1,128	920	756	830	875	207
Less: Capitalized interest	7	7	7	7	7	2
Earnings as adjusted	(22,844)	(30,997)	(18,138)	(36,676)	(54,199)	(19,182)

Fixed charges:
Interest expense	1,090	883	716	795	841	197
Amortization of debt issuance costs	16	23	23	16	16	4
Interest portion of rental expense	22	14	17	19	18	6
Total fixed charges	$1,128	$920	$756	$830	$875	$207

Ratio of earnings to fixed charges (1)	-	-	-	-	-	-
Deficiency of earnings available to cover fixed charges (2)	$(23,972)	$(31,917)	$(18,894)	$(37,506)	$(55,074)	$(19,389)
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(1)	Because we had no earnings in each period, it is not possible to calculate the ratio of combined fixed charges and preference dividends to earnings.
(2)
For purposes of this calculation, "earnings" consist of income (loss) before income taxes and fixed charges.  "Fixed charges" consist of interest, amortization of debt issuance costs, preferred stock dividends and the component of rental expense believed by management to be representative of the interest factor for those amounts.